Via Facsimile and U.S. Mail
Mail Stop 6010

April 4, 2008

Mr. Saumen Chakraborty
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India

       Re: Dr. Reddy's Laboratories Limited
             Form 20-F for the Year Ended March 31, 2007
             Filed September 26, 2007
             File No. 001-15182

Dear Mr. Chakraborty:

       We have completed our review of your Form 20-F and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any questions.

                     Sincerely,

                     Jeffrey P. Riedler
                     Assistant Director

cc: Sara Hanks, Esq.
       Clifford Chance US LLP
       31 West 52nd Street
       New York, New York 10019